July 15, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joshua Shainess, Attorney-Adviser

Re:	Gilat Satellite Networks Ltd. Registration Statement on Form F-3 File No. 333-232597

Dear Mr. Shainess:

The undersigned, on behalf of Gilat Satellite Networks Ltd. (“Gilat”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 10:00 a.m. Washington, D.C. time, on Wednesday, July 17, 2019, or as soon thereafter as possible.

Management of Gilat is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, General Counsel

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972)3 925 2000 Fax: (972)3 925-2222
www.gilat.com